UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                          JOS. A. BANK CLOTHIERS, INC.
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    480838101
                           --------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2000
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 9

                                                              Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 22054300

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          616,401
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           616,401
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    616,401

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
                                       [_]

13      Percent of Class Represented By Amount in Row (11)

                             9.02%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 22054300

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS  (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          616,401
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           616,401
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    616,401

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
                                       [_]

13      Percent of Class Represented By Amount in Row (11)

                             9.02%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 22054300

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
                                       [X]


13      Percent of Class Represented By Amount in Row (11)

                             0%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Jos. A. Bank Clothiers, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated January 1, 1997 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC, and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of SFM LLC, Mr. Soros and Mr. Druckenmiller (collectively, the "Reporting Persons"). This statement relates to Shares held for the account of Quantum Partners.

          As of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of Quantum Partners. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of Quantum Partners, and, as of July 1, 2000, is no longer a Reporting Person.

               Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

                                                              Page 6 of 11 Pages


Item 5.        Interest in Securities of the Issuer.

               (a) SFM LLC and Mr. Soros may each be deemed to beneficially own 616,401 Shares (approximately 9.02% of the total number of Shares outstanding).

               (b) SFM LLC, pursuant to the terms of the contract between Quantum Partners and SFM LLC, and Mr. Soros, as a result of his position with SFM LLC, may each be deemed to have sole power to direct the voting and disposition of the 616,401 Shares held for the account of Quantum Partners.

               (c) There have been no transactions effected with respect to the Shares since May 6, 2000 (60 days prior to the date hereof) by Quantum Partners or by any of the Reporting Persons.

               (d) The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more that five percent of the Shares.

               Gary Gladstein, who is employed as a senior consultant to SFM LLC, is a director of the Issuer.

                                                              Page 7 of 11 Pages

Item 7.        Material to be Filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 11 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 5, 2000                SOROS FUND MANAGEMENT LLC


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Assistant General Counsel


                                   GEORGE SOROS


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact

                                                              Page 9 of 11 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                      ----------

D.   Power of Attorney, dated as of January 27, 2000, granted
     by Mr. George Soros in favor of Mr. Michael C. Neus and
     Mr. Richard D. Holahan, Jr.........................................10


E.   Power of Attorney, dated as of January 27, 2000, granted
     by Mr. Stanley F. Druckenmiller in favor of Mr. Michael
     C. Neus and Mr. Richard D. Holahan, Jr.............................11